EX-FILING FEES

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

Starbucks Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	4.750% Senior Notes due 2026	457(r)	$1,000,000,000	99.879%	$998,790,000	0.0001102	$110,067

Fees to Be Paid	Debt	4.800% Senior Notes due 2033	457(r)	$500,000,000	99.804%	$499,020,000	0.0001102	$54,992

	Total Offering Amounts					$1,497,810,000		$165,059

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$165,059